Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods shown:

	Proforma (6)	Fiscal Year Ended
	09/30/07	09/30/07	10/01/06	09/30/05	09/30/04	09/30/03

Income (Loss) from Continuing Operations	$ (5,652,720)	$ (3,118,207)	$ (1,562,166)	$ (246,056)	$ 5,560	$ 34,650
Before Income Taxes

Plus Fixed Charges
Interest Expense	2,842,686	308,173	0	5,711	48,750	120,162
Rental Expense (1)	67,279	67,279	21,650	36,000	57,297	52,120

Income (Loss) from Continueing Operations Before Income Taxes and Fixed Charges	(2,742,755)	(2,742,755)	(1,540,516)	(204,345)	111,607	206,932
Fixed Charges	2,909,965	375,452	21,650	41,711	106,047	172,282

Ratio of Earnings to Fixed Charges	(2)	(3)	(4)	(5)	1.05	1.20

Deficiency of Earnings Available to
Cover Fixed Charges	$ (5,652,720)	$ (3,118,207)	$ (1,562,166)	$ (246,056)

Rent Expense	201,838	201,838	64,950	108,000	171,893	156,362
Interest Portion - 33 1/3%	67,279	67,279	21,650	36,000	57,297	52,120

(1)  Total rent expense for the period divided by three. This is the portion of rental expense which the company believes to be representative of interest.

(2)  For the year ended September 30, 2007, the aggregate increase in proforma earnings or decrease in proforma fixed charges required to bring the ratio to 1.00 was approximately $5,652,720.

(3)  For the year ended September 30, 2007, the aggregate increase in earnings or decrease in fixed charges required to bring the ratio to 1.00 was approximately $3,118,207.

(4)  For the year ended October 1, 2006, the aggregate increase in earnings or decrease in fixed charges required to bring the ratio to 1.00 was approximately $1,562,166.

(5)  For the year ended September 30, 2005, the aggregate increase in earnings or decrease in fixed charges required to bring the ratio to 1.00 was approximately $246,056.

(6)  The proformas reflects income (loss) from continuing operations and interest on the notes, as if the notes had been outstanding as of October 2, 2006.